Exhibit 99.1

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 14, 2009

ARC ENERGY TRUST ANNOUNCES STRATEGIC ACQUISITION AND CONCURRENT BOUGHT DEAL FINANCING

CALGARY, December 14, 2009 (AET.UN and ARX - TSX)   ARC Energy Trust (the “Trust” or “ARC”) announced today that it has entered into an agreement to purchase, directly and indirectly, all of the units of a general partnership formed to hold oil and gas assets in Ante Creek and other areas of northern Alberta for $180 million in cash consideration prior to normal closing adjustments.  The acquisition will increase ARC’s current production by approximately 2,000 boe per day and its undeveloped land holdings by approximately 20 per cent while adding an estimated 12.6 million boe of proved plus probable reserves.

ARC has concurrently entered into an agreement to sell 10.31 million trust units at $19.40 per trust unit to raise gross proceeds of approximately $200 million on a bought deal basis.  The issue will be made through a syndicate of underwriters led by RBC Capital Markets.  The net proceeds will be used to fund the acquisition and for general corporate purposes. This offering is subject to normal regulatory approvals and is expected to close on or about January 5, 2010. The trust units will be issued by way of a short-form prospectus to be filed in each of the provinces of Canada.

John Dielwart, ARC’s CEO, said, “This acquisition significantly increases our land position in the Ante Creek region, which is a key growth area for us.  Ante Creek is a tight Montney oil and gas property where we have grown production from 1,500 boe per day in 2000 to over 5,000 boe per day today through the drilling of over 125 successful wells and property consolidation.  At Ante Creek, we have proven that we can add significant value through the application of technology. This acquisition provides effective control of the known play in the area and will allow us to expand our recently initiated successful horizontal drilling program.”

Acquisition Highlights:

•                  The assets being acquired currently produce approximately 2,000 boe per day, split 25 per cent liquids and 75 per cent natural gas.  ARC expects 2010 production from these assets will average 2,500 boe per day.

•                  ARC estimates as at September 30, 2009 that 7 million boe of proved reserves and 12.6 million boe of proved plus probable (P+P) reserves are being acquired through this transaction. Approximately 80 per cent of the proved plus probable reserves have been evaluated by ARC’s independent reserve evaluator while the remainder were evaluated internally.

•                  Included in the acquisition are 30.5 sections of developed land and 163.5 sections of undeveloped land.  This will be a 20 per cent increase in ARC’s undeveloped land base. In the Ante Creek area alone, the acquisition adds 95 sections (60,100 acres) of land, increasing ARC’s total land holdings in the area by 70 per cent to 232 sections (148,500 acres).

•                  Included in the acquisition is the remaining 30 per cent working interest in an ARC operated gas plant at Ante Creek — taking the Trust’s ownership of the plant to 100 per cent.

•                  Acquisition price of $25.71 per proved boe and $14.30 per proved plus probable boe prior to attributing value for the gas plant and the undeveloped land.  Including future development capital, the acquisition price is $36.89 per proved boe and $20.50 per proved plus probable boe.  This provides a greater than two times recycle ratio based on the current average field netback of approximately $30 per boe at Ante Creek and the proved plus probable acquisition price of $14.30 per proved plus probable boe.

•                  ARC has identified at least 30 horizontal drilling opportunities on the acquired properties with the potential for much greater development.

•                  $35 million has been added to the 2010 capital budget resulting in a revised budget of $610 million.

Reserves Summary

Reserve estimates prepared using reserve definitions consistent with NI 51-101 by GLJ Petroleum Consultants Ltd. (“GLJ”) and ARC’s internal engineers effective September 30, 2009 indicate a total of 12.6 million barrels of proved plus probable company interest reserves are being acquired, 54 per cent of which are proved. The Ante Creek properties, which account for approximately 80 per cent of the reserves were evaluated by GLJ while the remainder were evaluated internally.  Following is a summary of the total reserves being acquired (based on forecast prices and costs and on a gross working interest basis):

	Crude Oil & NGL	Natural Gas	Total
	(MMbbls)	(Bcf)	(MMboe)

Total Proved	2.0	30.0	7.0
Probable	2.3	19.8	5.6
Total Proved Plus Probable	4.3	49.8	12.6

Ante Creek Area Map

Please access our website (www.arcenergytrust.com) for the PDF version of this news release.

Acquisition Rationale:

This acquisition continues ARC’s strategy of acquiring long-life assets with significant quantities of hydrocarbons remaining in the ground beyond what has been booked as recoverable reserves.  These types of assets provide an opportunity for material reserve additions in the future as technology and the economics of enhanced oil recovery projects improve.

Ante Creek has been a focus area for ARC since late 2000 when 55 sections of land producing approximately 1,500 boe per day were acquired.  Since that time through acquisition and the drilling of 125 wells ARC has increased its land holdings in the area to 137 sections (87,700 acres) and production to approximately 5,300 boe per day.  With this acquisition, production from Ante Creek will increase to approximately 6,500 boe per day and the land base increases to 232 sections (148,500 acres).

ARC has recently had great success in deploying horizontal drilling and completion technology at Ante Creek which is similar to that being used in the Montney formation at ARC’s Dawson gas development in northeastern British Columbia.  To date, ARC has drilled six horizontal wells in the Ante Creek field that have been completed using multi-stage fracturing technology.  The two ARC horizontal wells with the longest production history averaged approximately 500 boe per day in the first 30 days of production and are still producing almost 250 boe per day after 11 months of production.  The other four wells have only recently been put on production and are performing as expected.    The acquired properties include a recent horizontal well that has averaged over 600 boe per day of production during its first 30 days.  ARC’s independent reserve evaluators have estimated that the ultimate recovery from these horizontal wells is expected to average over 300,000 boes.  Including the 30 locations identified on the new lands, ARC believes it has approximately 75 horizontal drilling locations on its lands in Ante Creek.

Outside of Ante Creek, but still in the northern Alberta region, production of approximately 800 boe per day will be acquired along with 14 developed sections (9,000 acres) and 85 undeveloped sections (54,000 acres).  These minor properties are a significant addition to ARC’s undeveloped land base in the area.

Guidance Update:

As this acquisition is expected to close very close to year-end, it will not have a material impact on operating results for 2009.  However, as the bought deal financing is not expected to close until early in 2010, there will be $180 million (prior to normal closing adjustments) of debt from this acquisition reflected on the balance sheet as of Dec. 31, 2009 that will be repaid with the proceeds of the financing in early 2010.

The Board of Directors has approved an increase in the capital budget for 2010 from $575 million to $610 million with the additional capital committed to continue development of the Ante Creek properties.  ARC now expects to spend approximately $70 million in the Ante Creek area in 2010 and drill two vertical wells and 14 horizontal wells.  ARC expects to exit 2010 with production of approximately 7,500 boe per day from the Ante Creek properties, an increase of 42 per cent from production of 5,300 boe per day prior to the acquisition.  A portion of the 2010 capital will be spent on expanding ARC’s existing processing and treating facilities to handle the new volumes, hence a large portion of the growth is not expected to be on stream until the fourth quarter.

ARC currently has approximately 18 per cent of its 2010 natural gas production hedged at $5.64 Cdn/GJ and 25 per cent of its liquids production hedged at $73.50 US/bbl.

The following table provides updated guidance information for 2010 to take into account the impact of this acquisition.

Production	2009 (Estimate)	2010 (Prior)	2010 (Revised)

Oil (bbls/d)	27,500	27,100-28,000	27,600-28,500
NGLs (bbls/d)	3,500	3,067 -3,200	3,400 – 3,500
Gas (mmcf/d)	195	227 - 233	237 – 243
Total (boe/d)	63,500	68,000 – 70,000	70,500 – 72,500

Costs and Expenses ($/boe)	2009 (Estimate)	2010 (Prior)	2010 (Revised)

Operating costs	10.50	10.30	10.30
Transportation costs	0.90	1.00	1.00
G&A expenses	2.10	2.85	2.85
Interest	1.30	1.40	1.40
Capital ($ million)	365	575	610

Weighted average units outstanding including units held for exchangeable shares (millions)	238	240	251

The 2010 Guidance provides unitholders with information on Management’s expectations for results of operations, excluding any acquisitions for 2010. Readers are cautioned that the 2010 Guidance may not be appropriate for other purposes.

This press release contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance, including the Trust’s Detailed Guidance for 2010 and the amount and type of 2010 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2010, the results of exploration and development activities during 2010, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management’s discussion and analysis and ARC’s annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

This news release is not for dissemination in the United States or to any United States new services.  The trust units of ARC have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Additional information on ARC’s assets is available on our website at www.arcenergytrust.com

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.5 billion.  The Trust currently produces approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE’s) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600       Fax:  (403) 509-6417       Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com